                                                     File No. 69-333






                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                                FORM U-3A-2


           STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER
           RULE U-3A-2 FROM THE PROVISIONS OF THE PUBLIC UTILITY
                        HOLDING COMPANY ACT OF 1935

                   _____________________________________

                   TO BE FILED ANNUALLY PRIOR TO MARCH 1
                   _____________________________________



                          CMS ENERGY CORPORATION

                             (Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:




February 29, 1996

         1.      Name, State of organization, location and
                 nature of business of claimant and every
                 subsidiary thereof, other than any exempt
                 wholesale generator (EWG) or foreign
                 utility company in which claimant
                 directly or indirectly holds an interest.
                 _________________________________________________________

                 (a) CMS Energy Corporation ("CMS Energy") was duly incorporated under the laws of the State of Michigan in 1987. CMS Energy is a $3.9 billion (sales) energy company with subsidiaries engaged in electric utility operations, gas utility operations, oil and gas explor-ation and production, the development and operation of independent power production facilities and the transportation, storage and marketing of natural gas.

                         CMS Energy has three direct subsidiaries.  The
name, state of organization and nature of business of CMS Energy's direct subsidiaries are described below.

         CMS Enterprises Company

                 A Michigan corporation which owns subsidiaries engaged in the development, acquisition and management of energy-related businesses and projects worldwide.

         CMS Energy Finance Corporation

                 A Michigan corporation originally formed to be a limited partner in a limited partnership that was to purchase indebtedness issued by CMS Energy
                 Corporation.

         Consumers Power Company

                 A Michigan corporation engaged in the generation, purchase, transmission, distribution and sale of electricity, and in the purchase, storage, transmission, distribution and sale of natural gas, in the Lower Peninsula of the State of Michigan. Consumers renders electric service to approximately 1.5 million customers in 62 of the 68 counties in the Lower Peninsula and gas service to approximately 1.4 million customers in 45 of the 68 counties in the Lower Peninsula.


                 (b) CMS Enterprises Company has eleven (11) direct subsidiaries. The name, state of organization and nature of business of each subsidiary are described below:

         CMS Capital Corp.

                 A Michigan corporation formed to assist in securing financing for non-utility projects.

         CMS Generation Co.

                 A Michigan corporation engaged in the development of and investment in cogeneration and other independent power generation projects both domestic and foreign and has thirty-three (33) subsidiaries:

                 CMS Centrales Termica S.A. (99%)
                         An Argentine company formed to own an
                         aggregate of 412 megawatts of natural
                         gas/fuel oil-fired electric power plants
                         near Mendoza, Argentina.
                 CMS Ensenada S.A. (99%)
                         An Argentine company formed to hold an
                         interest in EDEVA, which has an interest
                         in UTE.  UTE proposes to construct a
                         120 MW "inside-the-fence-gas-fired"
                         cogeneration power facility.
                 CMS Generation Altoona Company
                         A Michigan corporation involved as a
                         General Partner in the Altoona
                         Cogeneration Partners Limited Partnership
                         which was formed to develop, construct,
                         own, operate and maintain a bituminous
                         coal, bituminous coal waste or other
                         solid fuel-burning facility.
                 CMS Generation Chateaugay Company
                         A Michigan corporation involved as a
                         General Partner in KES Chateaugay, L.P.,
                         a limited partnership which is involved
                         in the ownership and operation of a 17
                         megawatt (net) wood-fired power plant
                         near Chateaugay, New York.
                 CMS Generation Filer City, Inc.
                         A Michigan corporation involved as a
                         General Partner in the T.E.S. Filer City
                         Station Limited Partnership, a limited
                         partnership which is the owner of the 54
                         megawatt (net) wood chip and coal-fired
                         electric generating station in Filer
                         City, Michigan.
                 CMS Generation Filer City Operating Company
                         A Michigan corporation formed to operate
                         a coal and wood waste-fueled power plant
                         near Filer City, Michigan owned by the
                         T.E.S. Filer City Station Limited
                         Partnership.
                 CMS Generation Genesee Company
                         A Michigan corporation involved as a
                         General Partner in the Genesee Power
                         Station Limited Partnership which owns
                         and operates a 35 megawatt (net) waste
                         wood-fired electric generating facility
                         located in Genesee County, Michigan.
                 CMS Generation GP Company
                         A Michigan corporation involved as a
                         General Partner in the development of
                         various cogeneration projects.
                 CMS Generation Grayling Company
                         A Michigan corporation involved as a
                         General Partner in Grayling Generating
                         Station Limited Partnership to develop,
                         construct and operate a 34 megawatt (net)
                         waste-wood fueled power plant in
                         Grayling, Michigan.  Grayling Generating
                         Station Limited Partnership owns GGS
                         Holdings Company, a Michigan corporation,
                         which is General Partner in AJD Forest
                         Products Limited Partnership that
                         operates a sawmill adjacent to the
                         Grayling Generating Station and also
                         supplies waste wood fuel to the project.
                 CMS Generation Grayling Holdings Company
                         A Michigan corporation involved as a
                         Limited Partner in Grayling Generating
                         Station Limited Partnership.
                 CMS Generation Holdings Company
                         A Michigan corporation involved as a
                         Limited Partner in various partnerships.
                 CMS Generation Honey Lake Company
                         A Michigan corporation with a General
                         Partnership interest and a Limited
                         Partnership interest in HL Power Company,
                         a California limited partnership which
                         uses waste wood and geothermal fluid to
                         generate a 30 megawatt (net) electric
                         generating station in Lassan County,
                         California.  Also involved as General
                         Partner in Honey Lake Energy I LP, and
                         Honey Lake Energy II LP, both Michigan
                         limited partnerships formed to own
                         limited partnership interests in HL Power
                         Company.
                 CMS Generation Investment Company I
                         A Cayman Islands company involved as a
                         holding company for CMS Generation
                         overseas investments and has ten direct
                         subsidiaries that engage in the
                         construction, ownership or operation of
                         various power projects in the
                         Philippines, India and Morocco:
                         -       CMS Generation Cebu Limited
                                 Duration Company, a Cayman
                                 Islands company (99%)
                         -       CMS Generation Cebu Operating
                                 Limited Duration Company, a
                                 Cayman Islands company (99%)
                         -       CMS Generation Jegurupadu I
                                 Limited Duration Company, a
                                 Cayman Islands company (99%), has
                                 one subsidiary,
                                 -       Jegurupadu O&M Company
                                         Mauritius, a Mauritius
                                         company (50%)
                         -       CMS Generation Jegurupadu II
                                 Limited Duration Company, a
                                 Cayman Islands company (99%)
                         -       CMS Generation Jorf Lasfar I
                                 Limited Duration Company, a
                                 Cayman Islands company (99%)
                         -       CMS Generation Jorf Lasfar II
                                 Limited Duration Company, a
                                 Cayman Islands company (99%)
                         -       CMS Generation Pinamucan Limited
                                 Duration Company, a Cayman
                                 Islands company (99%)
                         -       CMS Generation Pinamucan
                                 Operating Limited Duration
                                 Company, a Cayman Islands company
                                 (99%)
                         -       CMS Operation & Maintenance
                                 Company, Mauritius, a Mauritius
                                 company (99%)
                         -       ST-CMS Electric Company
                                 Mauritius, a Mauritius company
                                 (99%), has one subsidiary,
                                 -       ST-CMS Electric Company,
                                         an India company (99%).
                 CMS Generation Investment Company II
                         A Cayman Islands company engaged as a
                         holding company for 1% ownership
                         interests in the companies described
                         above as direct subsidiaries of
                         CMS Generation Investment Company I.
                 CMS Generation Investment Company III
                         A Cayman Islands company engaged to
                         facilitate the construction, ownership
                         and operation of the GVK Industries
                         Project in Jegurupadu, Andhra Pratesh,
                         India of a natural gas/liquid fuel
                         combined cycle plant 235 MW ("GVK") and
                         has one subsidiary with an ownership
                         interest in GVK.
                         -       Jegurupadu CMS Generation Company
                                 Ltd., a Mauritius company
                 CMS Generation Lyonsdale Company
                         A Michigan corporation involved as a
                         General Partner in the Lyonsdale Energy
                         Limited Partnership which owns and
                         operates a 19 megawatt (net) waste wood-fired electric generating facility in Lyonsdale, New York.
                 CMS Generation Mon Valley Company
                         A Michigan corporation involved as
                         General Partner in the Mon Valley Energy
                         Limited Partnership formed to develop,
                         construct, finance and operate the Mon
                         Valley Project, an 80 megawatt (net) coal fired cogeneration plant in Pennsylvania.
                 CMS Generation Montreal Company
                         A Michigan corporation involved as a
                         General Partner in Secure Wood Chips LP, a Canadian limited partnership, to own and operate a waste wood recovery facility in the greater Montreal, Quebec, Canada area.
                 CMS Generation Operating Company
                         A Michigan corporation involved in the
                         operation of various power plants
                         including Genesee, Grayling, Modesto and
                         Exeter.
                 CMS Generation Recycling Company
                         A Michigan corporation involved as a
                         member of Mid-Michigan Recycling, LC, a
                         Michigan limited liability company,
                         formed to supply waste wood fuel for the Genesee Power Station Limited
                         Partnership.
                 CMS Generation S.A. (99%)
                         An Argentine company formed to carry out on its own account or that of third parties investments in energy-related businesses located primarily in South America.
                 CMS Operating, S.A. (99%)
                         An Argentine company formed to acquire,
                         own and operate plants in Argentina and
                         has one subsidiary with an ownership
                         interest in the plants:
                         -       Cuyana S.A. de Inversiones, an
                                 Argentine company (99%).
                 CMS Resource Development Company
                         A Michigan corporation that employs ex-
                         patriot U.S. citizens working on various
                         CMS Generation Co. overseas projects.
                 Exeter Management Company
                         A Connecticut corporation involved as a
                         General Partner in the Exeter Energy
                         Limited Partnership which owns and
                         operates a 26 megawatt (net) tire-burning facility in Sterling, Connecticut.
                 HYDRA-CO Enterprises, Inc.
                         A New York corporation engaged in the
                         ownership and/or operation, by itself or with others, of one or more cogeneration, small hydro or alternate energy production facilities through partnership interests and ownership of domestic corporations. HYDRA-CO Enterprises, Inc. directly owns twelve (12) domestic corporations that are involved in the development, ownership, management or operation of independent power projects located in 7 states and in Jamaica:
                         -       CMS Generation Operating Company
                                 II, Inc., a New York corporation,
                                 has one subsidiary:
                                 -       HCE-Jamaica, Inc., a New
                                         York corporation,
                         -       HCE Appomattox, Inc., a New York
                                 corporation,
                         -       HCE Biopower, Inc., a New York
                                 corporation,
                         -       HCE Hazelton, Inc., a New York
                                 corporation,
                         -       HCE Hudson, Inc., a New York
                                 corporation,
                         -       HCE Imperial Valley, Inc., a New
                                 York corporation,
                         -       HCE Jamaica Development, Inc., a
                                 New York corporation,
                         -       HCE Lakewood, Inc., a New York
                                 corporation,
                         -       HCE Rockfort Diesel, Inc., a New
                                 York corporation,
                         -       HYDRA-CO Generation Inc., a New
                                 York corporation,
                         -       Lakewood Project Management,
                                 Inc., a New York corporation,
                         -       New Bern Energy Recovery, Inc., a
                                 Delaware corporation.
                 McCook Cogeneration Station, L.L.C. (50% member)
                         A Michigan limited liability company
                         formed to develop and own a 40 megawatt
                         (net) waste wood fueled electric
                         generating facility located in Cook
                         County, Illinois.
                 McCook Waste Wood Recovery Facility, L.L.C. (50% member)
                         A Michigan limited liability company
                         formed to develop and own a waste wood
                         recycling and processing facility where
                         waste wood will be received, manually and mechanically separated and then recycled or processed for use at McCook Cogeneration Station, L.L.C.
                 Metro East, L.L.C. (50% member)
                         A Michigan limited liability company
                         formed to develop and own a 60 megawatt
                         (net) waste wood and waste coal fueled
                         electric generating facility located in
                         the City of Madison, Illinois.
                 New Castle Power, L.L.C. (50% member)
                         A Michigan limited liability company
                         formed to develop and own a 100 megawatt
                         (net) petroleum coke fueled electric
                         generating facility located at the Port
                         of Wilmington in New Castle County,
                         Delaware.
                 Oxford Tire Recycling, Inc.
                         A Delaware corporation engaged in tire
                         shredding, tire collection, tire disposal and related business activities.
                 Oxford Tire Recycling of Massachusetts, Inc.
                         A Delaware corporation engaged in waste
                         tire collection, shredding and storage,
                         the sale of used and shredded tires, and related business activities.
                 Oxford Tire Supply, Inc.
                         A Delaware corporation engaged in
                         trucking and hauling used scrap tires and sorting and grading tires for resale.
                 Texas City Generation, L.L.C. (80% member)
                         A Michigan limited liability company
                         formed to develop and own a 400 megawatt
                         (net) petroleum coke fueled electric
                         generating facility located in Texas
                         City, Texas.

         CMS Land Company

                 A Michigan corporation formed to act as a repository for any unused real property formerly owned by Consumers Power and hold the same for possible non-utility development and has one subsidiary:

                         Bay Harbor Company, L.L.C., a Michigan
                         limited liability company which is the
                         owner and developer of Bay Harbor, a real estate development. (50%)

         CMS Utility Services, Inc.

                 A Michigan corporation engaged in providing utility-related products and credit management services. CMS Utility Services, Inc. has one subsidiary:

                         CMS A/R Services, Inc., a Michigan
                         corporation engaged in utility debt
                         collections and accounts receivable
                         management services.

         KJL Limited, Inc.

                 A Delaware corporation that was formed to hold the equity ownership of aircraft formerly leased by Consumers.

         CMS NOMECO Oil & Gas Co.

                 A Michigan corporation engaged in the
                 exploration, development, acquisition and production of oil and natural gas in the U.S. and seven (7) other countries through partnership interests and ownership of domestic corporations and foreign companies. CMS NOMECO Oil & Gas Co. directly owns sixteen (16) subsidiaries that are either domestic corporations or foreign companies:

                 CMS NOMECO China Oil Company
                         A Michigan corporation formed to pursue
                         oil and natural gas exploration and
                         production opportunities in China.
                 CMS NOMECO Colombia Oil Company
                         A Michigan corporation engaged in the
                         exploration and production of oil and
                         natural gas in Colombia.
                 CMS NOMECO Equatorial Guinea Oil & Gas Co.
                         A Michigan corporation engaged in the
                         exploration and production of oil and
                         natural gas in Equatorial Guinea.
                 CMS NOMECO Holdings Ltd.
                         A Cayman Islands company engaged as a
                         holding company for 1% ownership
                         interests in the Cayman Island limited
                         duration companies described below as
                         subsidiaries of CMS NOMECO International,
                         Ltd.
                 CMS NOMECO International, Ltd.
                         A Cayman Islands company engaged as a
                         holding company for six (6) subsidiaries
                         that are Cayman Island limited duration
                         companies that principally engage in the
                         exploration and production of oil and
                         natural gas in South America and West
                         Africa:
                         -       CMS NOMECO Alba LDC (99%)
                         -       CMS NOMECO Argentina LDC (99%)
                         -       CMS NOMECO E.G. LDC (99%)
                         -       CMS NOMECO Ecuador LDC (99%)
                         -       CMS NOMECO International Services, LDC
                                 (99%)
                         -       CMS NOMECO Venezuela LDC (99%)
                 CMS NOMECO International, Inc.
                         A Texas corporation engaged as a holding company for five (5) subsidiaries that engage in the exploration and production of oil and natural gas in Africa and the Middle East:
                         -       CMS NOMECO International
                                 Equatorial Guinea, Inc., a Texas
                                 corporation
                         -       CMS NOMECO International
                                 Venezuela, Inc., a Texas
                                 corporation
                         -       Walter Congo Holdings, Inc., a
                                 Texas corporation, has one
                                 subsidiary,
                                 -       Walter International
                                         Congo, Inc., a Delaware
                                         corporation
                         -       Walter International
                                 Transportation, Inc., a Texas
                                 corporation
                         -       Walter International Tunisia,
                                 Inc., a Texas corporation
                 CMS NOMECO Peru Company
                         A Michigan corporation formed to pursue
                         oil and natural gas exploration and
                         production opportunities in Peru.
                 CMS NOMECO Pipeline Company
                         A Michigan corporation formed to hold
                         ownership interests in various natural
                         gas pipelines located in Michigan.
                 CMS NOMECO Services Company
                         A Michigan corporation formed for the
                         purpose of pursuing oil marketing
                         opportunities.
                 Comeco Petroleum Holdings, Inc. (50%)
                         A Delaware corporation engaged in the
                         exploration and production of oil and
                         natural gas in Yemen.
                 Explotaciones CMS NOMECO, Inc.
                         A Delaware corporation engaged in the
                         exploration and production of oil and
                         natural gas in Colombia.
                 NOMECO Australia Pty. Limited
                         An Australian company formed to pursue
                         oil and natural gas exploration,
                         production and refining opportunities in
                         Australia.
                 NOMECO Ecuador Oil Company
                         A Michigan corporation engaged in the
                         exploration and production of oil and
                         natural gas in Ecuador.
                 NOMECO Exploration (Thailand) Limited
                         A Thailand company formed to pursue oil
                         and natural gas exploration and
                         production opportunities in Thailand.
                 NOMECO Thailand Oil Company
                         A Michigan corporation formed to pursue
                         oil and natural gas exploration and
                         production opportunities in Thailand.
                 Terra Energy, Ltd.
                         A Michigan corporation engaged in the
                         exploration and production of natural gas in Michigan. Terra Energy Ltd. has five subsidiaries:
                         -       Energy Acquisition Operating
                                 Corporation, a Michigan
                                 corporation formed to provide
                                 natural gas transportation
                                 services
                         -       Kristen Corporation, a Michigan
                                 corporation formed to provide
                                 natural gas marketing and
                                 transportation services
                         -       Terra Pipeline Company, a
                                 Michigan corporation engaged in
                                 the collection and distribution
                                 of certain revenues related to
                                 the production of oil and gas
                         -       Thunder Bay Pipeline Company,
                                 L.L.C. (50% member), a Michigan
                                 limited liability company formed
                                 to construct, own and operate the
                                 Thunder Bay Pipeline located in
                                 Michigan
                         -       Wellcorps L.L.C. (55% member), a
                                 Michigan limited liability
                                 company engaged in providing
                                 workover rig services to oil and
                                 gas producers with operations in
                                 Michigan

         CMS Comercializadora de Energia S.A. (70%)

                 An Argentine company engaged in gas and electric marketing operations in Argentina.

         CMS Electric Marketing Company

                 A Michigan corporation formed for the purpose of brokering or marketing electric power and generating capacity to utilities, municipalities, commercial and industrial end-users throughout the United States.

         CMS Gas Marketing Company

                 A Michigan corporation engaged in the marketing of gas to eligible customers throughout 18 states of the United States. CMS Gas Marketing Company does not own or operate any gas facilities.

         CMS Gas Transmission and Storage Company

                 A Michigan corporation organized to engage in the transmission, storage and processing of natural gas. CMS Gas Transmission and Storage Company has eight (8) subsidiaries:

                 CMS Antrim Gas Company
                         A Michigan corporation involved as a
                         General Partner in the Antrim Limited
                         Partnership, a Michigan limited
                         partnership, which was formed to design, construct and operate the Central Carbon Dioxide Removal Plant in Otsego County, Michigan.
                 CMS Gas Argentina Company
                         An Argentine company with an equity
                         interest in Transportado de Gas del Norte
                         S.A., an Argentine corporation, which
                         provides natural gas transmission
                         services to the northern and central
                         parts of Argentina.
                 CMS Grands Lacs Holding Company
                         A Michigan corporation involved as a
                         General Partner in the Grands Lacs
                         Limited Partnership, a Michigan limited
                         partnership.
                 CMS Gulf Coast Storage Company
                         A Michigan corporation involved as a
                         General Partner in the Moss Bluff Gas
                         Storage Systems General Partnership, a
                         Texas general partnership.
                 CMS Jackson Pipeline Company
                         A Michigan corporation involved as a
                         General Partner in Jackson Pipeline
                         Company, a Michigan general partnership.
                 CMS Saginaw Bay Company
                         A Michigan corporation involved as a
                         Limited Partner in the Saginaw Bay Area
                         Limited Partnership, a Michigan limited
                         partnership.
                 CMS Saginaw Bay Lateral Company
                         A Michigan corporation involved as a
                         Limited Partner in the Saginaw Bay
                         Lateral Limited Partnership, a Michigan
                         limited partnership.
                 CMS Specialty Gas Processors Company
                         A Michigan corporation involved as a
                         General Partner in Specialty Gas
                         Processors Limited Partnership, a
                         Michigan limited partnership.

         Monarch Management Company

                 A Michigan corporation which houses several investments whose principal business is the provision of services to energy and other regulated entities. Monarch Management Company has one subsidiary:

                         CMS ENCOM, Inc., a Michigan corporation, formed for the purpose of providing accounts receivable and consulting services to entities in the energy and communication industries.


                 (c) The consolidated operations of Consumers Power Company ("Consumers") account for the major share of CMS Energy's total assets, revenues and income. Consumers has seven subsidiaries. The name, state of organization and nature of business of Consumers' subsidiaries are described below:

         CMS Engineering Co.

                 A Michigan corporation engaged in offering design, engineering, project management and related construction services to natural gas utilities, natural gas exploration and production companies, and other energy businesses.

         CMS Midland Holdings Company

                 A Michigan corporation involved as a Limited
                 Partner in the First Midland Limited Partnership, a Delaware limited partnership, a partnership that leases assets to the Midland Cogeneration Venture Limited Partnership, a Michigan limited partnership.

         CMS Midland, Inc.

                 A Michigan corporation engaged as a General
                 Partner in the Midland Cogeneration Venture
                 Limited Partnership, a Michigan limited
                 partnership.

         ES Services Company

                 A Michigan corporation formed for the purpose of offering design, engineering, project management and related services primarily to electric utilities and generation facilities.

         Huron Hydrocarbons, Inc.

                 A Michigan corporation involved with others to use the expanded capacity of the underground caverns at the Marysville Gas Reforming Plant located in Marysville, Michigan for commercial storage of liquid hydrocarbons and to use certain hydrocarbon fractionation facilities at the plant.

         MEC Development Corp.

                 A Michigan corporation which previously held assets transferred to and holder of certain bonds issued by the Midland Cogeneration Venture
                 Limited Partnership, a Michigan limited
                 partnership.

         Michigan Gas Storage Company

                 A Michigan corporation and a natural gas company within the meaning of the National Gas Act engaged in the interstate transportation and storage of gas for a number of customers including Consumers.


         2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.
                 _________________________________________________________


                 (a) Claimant has no properties used for such purposes.

                 (b) Consumers is the only subsidiary of Claimant which is a public utility. Its property and facilities used for the above-described purposes are located within the State of Michigan and are described below.

                         (1)     Electric Properties

                                 Consumers' electric generation is
                         supplied by the following plants:

                                      1995 Summer Net         1995 Net
                                       Demonstrated          Generation
      Name and Location                 Capability         (Thousands of
          (Michigan)                    (Kilowatts)        Kilowatt-hours)
-------------------------------       ----------------     --------------

Coal Generation
  J H Campbell - West Olive             1,346,100(A)         6,888,444
  D E Karn - Essexville                   515,000            3,100,008
  B C Cobb - Muskegon                     296,000            1,984,753
  J R Whiting - Erie                      310,000            2,004,675
  J C Weadock - Essexville                310,000            1,978,526
                                      -----------          -----------
     Total                              2,777,100           15,956,406
                                      -----------          -----------

Oil/Gas Generation
  D E Karn - Essexville                 1,276,000              534,004
                                      -----------          -----------

Ludington Pumped Storage                  954,700(B)          (373,229)(C)
                                      -----------          ------------

Nuclear Generation
  Palisades - South Haven                 762,000            4,837,252
  Big Rock Point - Charlevoix              67,000              515,652
                                      -----------          -----------
     Total                                829,000            5,352,904
                                      -----------          -----------

Gas/Oil Combustion Turbine
  Generation                              345,000               21,978
                                      -----------          -----------

Hydro Generation                           73,800              419,845
                                      -----------          -----------

Total Owned Generation                  6,255,600           21,911,908
                                      ===========          ===========


(A) Represents Consumers' share of the capacity of the Campbell Plant Unit 3 net of 6.69% (ownership interests of the Michigan Public Power Agency and Wolverine Power Supply Cooperative, Inc.).

(B) Represents Consumers' share of the capacity of the Ludington Pumped Storage Plant. Consumers and The Detroit Edison Company ("Detroit Edison") have 51% and 49% undivided ownership, respectively, in the plant, and the capacity of the plant is shared accordingly.

(C) Represents Consumers' share of net pumped storage generation. This facility electrically pumps water during off-peak hours for storage to later generate electricity during peak-demand hours.


                     Electric transmission, subtransmission and distri-
              bution lines are located on or under public highways, streets, alleys or lands, except where they are located on or under easements or other rights. The transmission system consists of 4,422 structural miles of overhead lines and 4 subsurface miles. The subtransmission system consists of 4,125 structural miles and 16 subsurface miles of underground lines. The distribution system consists of 51,341 structural miles of overhead lines and 5,276 subsurface miles of underground lines.

                     Consumers owns substations having an aggregate
              transformer capacity of 37,766,530 kilovolt amperes.

                     Consumers is interconnected with certain Michigan and
              neighboring utilities. Consumers and Detroit Edison have formed the Michigan Electric Coordinated Systems ("MECS") to facilitate the coordinated planning and operation of their electric systems. MECS is interconnected with electric systems in Indiana, Ohio and Ontario, Canada.(*)

                     Consumers owns or connects with electric transmission
              lines which deliver electric energy at or near the Michigan state border to:

                            (i)  Indiana & Michigan Electric Company at
                     the following interconnection points: Palisades-Cook No. 1, Palisades-Cook No. 2, Argenta-Robinson Park and Argenta-Twin Branch; and

                            (ii) Northern Indiana Public Service Company at the following interconnection point: Barton Lake-Batavia.

                     (2)    Gas Properties

                            As of December 31, 1995, Consumers' gas
                     properties, all located in Michigan, included a gas distribution and transmission system, six compressor stations located at Consumers' storage fields and along the gas transmission lines, 11 storage fields, and the

____________________
(*)MECS interconnects with electric systems in Ohio and Ontario, Canada through Detroit Edison. Detroit Edison interconnects with The Toledo
Edison Company at Majestic-Lemoyne, Monroe-Bayshore and Allen Junction-Majestic-Monroe. Detroit Edison also interconnects with Ontario Hydro at Waterman-Keith, Bunce Creek-Scott and two points at St. Clair-Lambton.

                     Marysville Gas Reforming Plant. The Marysville Gas Reforming Plant, located in Marysville, Michigan, is a fractionation facility and stores liquid hydrocarbons for third parties in its underground caverns.

                            Consumers' gas distribution and transmission
                     systems consist of 21,870 miles of distribution mains and 1,078 miles of transmission lines, throughout the Lower Peninsula of Michigan. Consumers owns and operates six compressor stations with a total of 123,470 installed horsepower.

                            Michigan Gas Storage Company ("MGSC") owns and
                     operates a gas transmission system, two compressor stations, and three storage fields, all located in Michigan.

                            Consumers receives natural gas for its local
                     distribution system through interconnection facilities located in Michigan and at the Michigan State border. Consumers received natural gas at the Michigan State border pursuant to a sales contract with Trunkline Gas Company ("Trunkline"). The terminus of Trunkline's pipeline at the Michigan State border is near Elkhart, Indiana at Township 38, Range 7, Section 11, Elkhart County, Indiana. The terminus of Consumers' pipeline at the Michigan State border is near White Pigeon, Michigan at Township 8 South, Range 12 West, Section 23, St. Joseph County, Michigan.


       3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:
              _________________________________________________________


              (a) Number of kWh of electric energy sold (at retail or wholesale), and Mcf of natural or manufactured gas distributed at retail.

                     Consumers sold 35,506,299,277 kWh of electric energy for the year ended December 31, 1995 and sold 253,617,847 Mcf of natural gas at retail during the same period. Claimant did not sell electric energy or natural or manufactured gas distributed at retail.

              (b) Number of kWh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State of Michigan.

                     None.

              (c) Number of kWh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State of Michigan or at the State line of Michigan.

                     Consumers delivered 85,782,610 kWh of electric energy across state lines under interchange power agreements for the year ended December 31, 1995. Neither Claimant nor Consumers sold any natural gas at wholesale outside the State of Michigan during the same period.

              (d) Number of kWh of electric energy and Mcf of natural or manufactured gas purchased outside the State of Michigan or at the State line of Michigan.

                     For the year ended December 31, 1995, Consumers purchased 3,689,743,000 kWh of electric energy outside the State of Michigan or at the State line of Michigan and Consumers purchased 185,972,000 Mcf of natural gas from outside the State of Michigan.

                     Claimant did not purchase any electric energy or natural or manufactured gas outside the State of Michigan or at the State line of Michigan.

       4.     The following information for the reporting
              period with respect to claimant and each
              interest it holds directly or indirectly in an
              EWG or a foreign utility company, stating
              monetary amounts in United States dollars:
              _________________________________________________________

              (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                     As of December 31, 1995, CMS Energy had interests in five EWGs:

                     Central Termica San Nicolas, S.A. ("CTSN")
                     Rivadavia S/N
                     2900 San Nicolas
                     Prov. Buenos Aires, Argentina, South America

                     CTSN, an Argentine company, is owner and operator of a 650 MW power plant located in San Nicolas, Argentina, north of Buenos Aires, Argentina. The five-unit plant can be fueled by coal, petroleum coke, oil or natural gas.

                     Hidroelectrica El Chocon, S.A. ("Hidroelectrica") 8311 Neuquen
                     Argentina, South America

                     Hidroelectrica, an Argentine company, holds a thirty-year concession to operate two hydroelectric power plants located 26 kilometers apart on the Limay River in western Argentina. These plants have a total generating capacity of 1,320 MW.

                     Lakewood Cogeneration, L.P. ("Lakewood")
                     150 Airport Road
                     Lakewood, New Jersey 08701

                     Lakewood, a Delaware limited partnership, is owner and operator of a 237 MW Cogeneration facility located in Lakewood, New Jersey. The two-unit plant can be fueled by natural gas or household heating oil.

                     Toledo Power Company ("Toledo Power")
                     2/F Phelps Dodge Annex Building
                     2 Pioneer St., Mandaluyong
                     Metro Manila, Philippines

                     Toledo Power, a Philippine partnership, is owner and operator of two power plants totaling 134.5 MW generating capacity located in Toledo City, Cebu, Philippines, in the central island group of the Republic of the Philippines. The plants can be fueled by coal, oil or diesel fuel.

                     Centrales Termicas Mendoza, S.A. ("CTM")
                     Parque Industrial Provincial
                     5507 Lujan de Cuyo, Mendoza
                     Argentina, South America

                     CTM, an Argentine company, is owner of two power plants located in Mendoza, Argentina. These plants have a nameplate generating capacity of 411 MW. These plants can be fueled by natural gas, oil or diesel fuel.

       (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

       CTSN

                     In May 1993, Inversora San Nicolas S.A. purchased 88% share in CTSN. The remaining 12% interest was held by the Argentine government on behalf of the facility's employees. On July 7, 1995, AES Argentina, Inc. purchased a 99.9% ownership interest in CMS Generation San Nicolas Company, represented by 9,990 newly-issued shares, leaving
CMS Generation Co. with a 0.016% indirect ownership interest in CTSN. See Exhibit C.

       Hidroelectrica

                     CMS Generation Co. owns a 2.48% direct ownership in Hidroelectrica. Hidroinvest, S.A. owns a 59% ownership interest in Hidroelectrica. CMS Generation, S.A. has a 25% ownership interest in Hidroinvest, S.A. See Exhibit C.

       Lakewood

                     HCE-Lakewood, Inc. owns 1% interest as a limited partner in Lakewood Cogeneration, L.P. HYDRA-CO Enterprises, Inc. owns 44% ownership interest as a general partner in Lakewood Cogeneration, L.P.
See Exhibit C.

       Toledo Power

                     CMS Generation Cebu Limited Duration Company owns a 32.5% direct interest in Toledo Power. See Exhibit C.

       CTM

                     Cuyana de Inversiones owns a 80.55% ownership interest in CTM. Cuyana de Inversiones is owned 99% by CMS Operating, S.A. and 1% by CMS Ensenada, S.A. See Exhibit C.

              (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

       CTSN
                     As of December 31, 1995, CMS Generation San Nicolas Company had invested approximately $13 million of equity in CTSN.
CMS Energy has been released from all guarantees related to CTSN.

       Hidroelectrica

                     As of December 31, 1995, CMS Generation, S.A. had invested approximately $51 million of equity in, and advanced approximately $18 million of loans to, Hidroelectrica. CMS Generation, S.A. was a co-applicant for certain letters of credit required in connection with the acquisition of the concession, and CMS Energy has guaranteed up to approximately $15 million of reimbursement obligations relating to these letters of credit. CMS Energy has also guaranteed on behalf of Hidroelectrica approximately $14 million in connection with the Guaranteed Indebtedness Credit Agreement dated as of December 15, 1993 between Hidroelectrica and The Chase Manhattan Bank (National Association).

       Lakewood

                     As of December 31, 1995, HCE-Lakewood, Inc. had invested $488,000 of equity in Lakewood. HYDRA-CO Enterprises, Inc. had invested $21,444,000 of equity in Lakewood.

       Toledo Power

                     As of December 31, 1995, CMS Generation Cebu Limited Duration Company and CMS Generation Cebu Operating Limited Duration Company had invested approximately $9 million of equity in Toledo Power.

       CTM

                     As of December 31, 1995, CMS Operating, S.A. has invested approximately $10 million of equity and $2 million of loans to CTM. CMS Generation Co. has loaned approximately $22 million to CTM.

              (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

       *CTSN:
                                                                  (000s)
                                                                ---------
              Capitalization at 12/31/95

                     Bank Loans                                 $
                     Long Term Debt (Partners Loans)            $
                     Shareholders' Equity
                                                                ---------
              Total Capitalization                              $
                                                                =========
              Net Income (Loss) for the
                period ended 12/31/95                           $
                                                                =========
       * Due to the nominal interest (.016%) of CTSN indirectly owned by CMS Generation Co., capitalization and earnings information of CTSN is unavailable.


       Hidroelectrica:
                                                                  (000s)
                                                                ---------
              Capitalization at 12/31/95

                     Bank Loans                                 $182,003
                     Shareholders' Equity                        400,812
                                                                ---------

              Total Capitalization                              $582,815
                                                                =========
              Net Income (Loss) for the
                period ended 12/31/95                           $ 14,852
                                                                =========

       Lakewood
                                                                  (000s)
                                                                ---------
              Capitalization at 12/31/95

                     Bank Loans                                 $207,225
                     Shareholders' Equity                         41,579
                                                                ---------
              Total Capitalization                              $248,804
                                                                =========
              Net Income (Loss) for the
                period ended 12/31/95                           $  5,163
                                                                =========

       Toledo Power
                                                                   000s
                                                                ---------
              Capitalization at 12/31/95

                     Shareholders' Equity                       $ 53,819
                                                                =========
              Net Income (Loss) for the
                period ended 12/31/95                           $ (1,007)
                                                                =========

       CTM
                                                                  (000s)
                                                                ---------
              Capitalization at 12/31/95

                     CMS Loans                                  $ 23,635
                     Long Term Debt (YPF)                       $ 23,049
                     Shareholders Equity                        $ 17,578
                                                                ---------
                                                                $ 64,262
                                                                =========
              Net Income (Loss) for the
                period ended Dec.31,1995                        $ (1,617)
                                                                =========


              (e) Identify any service, sales or construction contracts(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

              As of December 31, 1995, Toledo Power had an unwritten operating agreement with CMS Generation Cebu Operating Limited Duration Company. As of December 31, 1995, operator fees for 1995 were being negotiated but none had been paid.

              As of December 31, 1995, Lakewood maintains a 21 year Operating and Maintenance Agreement with HYDRA-CO Enterprises, Inc. to operate and maintain the EWG. There is an Administrative and General Agreement between Lakewood Cogeneration, L.P. and HYDRA-CO Enterprises which expires November 2012 to maintain the business administration of the EWG. Lakewood also maintains a construction contract with Lakewood Project Management, Inc., a wholly owned subsidiary of HYDRA-CO Enterprises, Inc., which expires at the end of the warranty phase. Total fees earned in 1995 were:

                                                          (000s)
                                                         -------
       Operator Fees                                     $  397
       Administrative Fees                                  309
       Project Management Fees                              627
                                                         ------

       Total Fees                                        $1,333
                                                         ======

              As of December 31, 1995, CTM maintains an Operating and Maintenance Agreement with CMS Operating S.A., which expires November 1999, to operate and maintain the EWG. Total fees earned in 1995 were:

                                                          (000s)
                                                         -------

       Total Fees                                        $  353
                                                         ======

                     The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 29th day of February, 1996.

                                       CMS ENERGY CORPORATION, a
                                               Michigan corporation


[CORPORATE SEAL]                       By /s/ Rodger A. Kershner
                                          ----------------------------
                                             Rodger A. Kershner
                                             Senior Vice President and
                                               General Counsel

ATTEST:


/s/ Thomas A. McNish
-----------------------------
Thomas A. McNish
Vice President and Secretary


Name, title, and address of officer to whom notices and correspondence concerning this Statement should be addressed:

                            Rodger A. Kershner
                            Senior Vice President and
                              General Counsel
                            CMS Energy Corporation
                            Fairlane Plaza South
                            Suite 1100
                            330 Town Center Drive
                            Dearborn, Michigan  48126